Exhibit 10.2

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into as of December 18, 2007, by and between Richard A. Collinsworth, a resident of the State of Georgia (“Employee”) and SECURITY BANK CORPORATION (“Employer”).

WITNESSETH:

WHEREAS, Employee and Employer desire to enter into an amended and restated employment agreement; and

WHEREAS, Employer and Employee each deem it necessary and desirable, for their mutual protection, to execute a written document setting forth the terms and conditions of such agreement;

NOW, THEREFORE, in consideration of the employment of Employee by Employer, of the premises and the mutual promises and covenants contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree this Agreement shall replace any existing employment agreements between the parties and agree as follows:

1. Employment and Duties. Employer hereby employs Employee to serve as Executive Vice President and Chief Operating Officer of Employer and to perform such other duties and responsibilities as customarily performed by persons acting in such capacity. Employee acknowledges and agrees that from time to time Employer may assign Employee to additional positions with Employer or one of Employer’s affiliated companies, with such title, duties, and responsibilities as determined by Employer in its sole discretion. Employee agrees to serve any and all such positions without additional compensation. During the term of this Agreement, Employee will devote his full time and effort to his duties hereunder. Employee will report directly to the Chief Executive Officer of Employer.

2. Term. Unless earlier terminated as provided herein, the period of Employee’s employment under this Agreement shall be deemed to have commenced as of the date of this Agreement, and shall continue for a period of thirty-six (36) calendar months thereafter, and any extensions thereafter. The said thirty-six (36) month period of employment shall automatically be extended for additional twelve (12) full calendar months terms without further action by the parties, commencing on the date thirty-six (36) months after the date of this Agreement and each anniversary thereafter. No such automatic extension shall occur if either party shall, at least ninety (90) days prior to any said anniversary, have served written notice upon the other of its intention that this Agreement shall not be so extended. Notwithstanding the above, in the event of a Change in Control during the term of this Agreement, the term shall automatically be extended for an additional three years following the effective date of the Change in Control.

3. Compensation. For all services to be rendered by Employee during the term of this Agreement, Employer shall pay Employee a base salary at the annual rate of $240,000.00 (the “Base Salary”), less normal withholdings, payable in equal monthly or more frequent installments as are customary under Employer’s payroll practices from time to time. Employer’s Board of Directors (the “Board”), or a committee thereof, shall review Employee’s Base Salary annually and at the same time other members of Employer’s senior management (“Senior Management”) are reviewed and in its sole discretion may adjust Employee’s Base Salary from year to year during the term of this Agreement. The annual compensation adjustment, if any, will be determined after taking into account, among other things, changes in the cost of living, Employee’s performance and the performance of Employer.

4. Expenses. So long as Employee is employed hereunder, Employee is entitled to receive reimbursement for, or seek payment directly by Employer of, all reasonable business expenses incurred by Employee in accordance with the policies, practices and procedures of Employer to the extent available to other Senior Management. Employer will make any payments required under this Section 4 within 30 days after delivery of Employee’s written requests for reimbursement or payment, accompanied by such evidence of expenses incurred as Employer may reasonably require, but in no event later than December 31 of the year following the year in which the expense was incurred. The amount reimbursable for any one year shall not affect the amount reimbursable in any other year, and Employee’s right to reimbursement pursuant to this Section 4 shall not be subject to liquidation or exchange for another benefit.

5. Employee Benefits. So long as Employee is actively employed hereunder, Employee will be eligible to participate in the employee benefit, option, bonus and any other compensation programs covering Senior Management as set forth on Exhibit A, subject to the terms and conditions of such programs. Nothing herein requires Employer to make equity grants or other awards to Employee in any year.

6. Vacation. Employee shall be entitled to a vacation in accordance with Employer’s vacation policy for Senior Management in effect at the time the vacation is to be taken.

7. Confidentiality. In Employee’s position as an employee of Employer, Employee has had and will have access to Confidential Information and Trade Secrets (as hereinafter defined) and other proprietary information of vital importance to Employer and has and will also develop relationships with customers, employees and others who deal with Employer which are of value to Employer. Employer requires as a condition to Employee’s employment with Employer that Employee agrees to certain restrictions on Employee’s use of such information and valuable relationships developed during Employee’s employment with Employer. In consideration of the terms and conditions contained herein, the parties hereby agree as follows:

7.1 Employer and Employee mutually agree and acknowledge that Employer may entrust Employee with Confidential Information and Trade Secrets (as hereinafter defined). Employee acknowledges that he shall bear a fiduciary responsibility to Employer to protect such information from use or disclosure that is not necessary for the performance of Employee’s duties hereunder, as an essential incident of Employee’s employment with Employer.

7.2 For the purposes of this Section, the following definitions shall apply:

7.2.1 “Trade Secret” shall mean all information, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, distribution lists or a list of actual or potential customers, advertisers or suppliers which is not commonly known by or available to the public and which information: (A) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Without limiting the foregoing, Trade Secret means any item of confidential information that constitutes a “trade secret” under Georgia law pursuant to the Georgia Trade Secrets Act.

7.2.2 “Confidential Information” shall mean any data or information relating to Employer, other than Trade Secrets, which is not generally known by the public. Confidential Information shall include, but not be limited to, Business Opportunities of Employer (as hereinafter defined), Employer’s business plans and financial statements and projections, information as to the capabilities of Employer’s employees, their respective salaries and benefits and any other terms of their employment, the terms of any agreement between the Employer and any customer or supplier, and the costs of the services Employer may offer or provide to the customers it serves, to the extent such information is not generally known by the public.

7.2.3 “Business Opportunities” shall mean any specialized information or plans of Employer concerning the provision of financial services to the public, together with all related information concerning the specifics of any contemplated financial services regardless of whether Employer has contacted or communicated with such target person or business.

7.2.4 Notwithstanding the definitions of Trade Secrets, Confidential Information, and Business Opportunities set forth above, Trade Secrets, Confidential Information, and Business Opportunities shall not include any information:

(i) that is or becomes generally known to the public by the act of one who has the right to disclose such information without violating any right or privilege of Employer;

(ii) that was already known by Employee prior to his employment with Employer or is developed by Employee after termination of employment through entirely independent efforts;

(iii) that is required to be disclosed by law, except to the extent eligible for special treatment under an appropriate protective order; or

(iv) that the Board approves for release.

7.3 Employee shall not, without the prior approval of the Board, during his employment with Employer and for so long thereafter as the information or data remain Trade Secrets, use or disclose, or negligently permit any unauthorized person who is not an employee of Employer to use, disclose, or gain access to, any Trade Secrets of Employer, its affiliates, or of any other person or entity making Trade Secrets available for Employer’s use.

7.4 Employee shall not, without the prior written consent of Employer, during his employment with Employer and for a period of twenty-four (24) months thereafter as long as the information or data remain competitively sensitive, use or disclose, or knowingly or negligently permit any unauthorized person who is not employed by Employer to use, disclose, or gain access to, any Confidential Information.

8. Observance of Security Measures. During Employee’s employment with Employer, Employee is required to observe all security measures adopted to protect Trade Secrets, Confidential Information, and Business Opportunity of Employer.

9. Return of Materials. Upon the request of Employer and, in any event, upon the termination of his employment with Employer, Employee shall deliver to Employer within forty-eight (48) hours of his termination of employment, all memoranda, notes, records, manuals or other documents, including all copies of such materials containing Trade Secrets or Confidential

Information, whether made or compiled by Employee or furnished to him from any source by virtue of his employment with Employer.

10. Severability. Employee acknowledges and agrees that the covenants contained in Sections 7 through 9 of this Agreement shall be construed as covenants independent of one another and distinct from the remaining terms and conditions of this Agreement, and severable from every other contract and course of business between Employer and Employee, and that the existence of any claim, suit or action by Employee against Employer, whether predicated upon this or any other agreement, shall not constitute a defense to Employer’s enforcement of any covenant contained in Sections 7 through 9 of this Agreement.

11. Specific Performance. Employee acknowledges and agrees that the covenants contained in Sections 7 through 9 of this Agreement shall survive any termination of employment, as applicable, with or without Cause, at the instigation or upon the initiative of either party. Employee further acknowledges and agrees that the ascertainment of damages in the event of Employee’s breach of any covenant contained in Sections 7 through 9 of this Agreement would be difficult, if at all possible. Employee therefore acknowledges and agrees that Employer shall be entitled to have a court of competent jurisdiction enjoin, preliminarily and permanently, Employee from committing any such breach and to have Sections 7 through 9 specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of Sections 7 through 9 would cause irreparable injury to Employer and that money damages would not provide an adequate remedy to Employer. Such right and remedy shall be independent of any others and severally enforceable, and shall be in addition to, and not in lieu of, any other rights and remedies available to Employer at law or in equity.

12. Termination of Employment. During the term of this Agreement, employment and, except as otherwise provided in this Section 12, all rights to compensation, salary, expenses reimbursement, and employee benefits pursuant to this Agreement may be terminated as follows:

12.1 By Employer, with or without Cause. For purposes of this Agreement, “Cause” shall mean (i) conduct by Employee that amounts to fraud, material dishonesty, gross negligence or gross misconduct in the performance of his duties hereunder, Employee’s conviction, or plea of guilty or nolo contendere to a felony or any crime which reasonably could affect the reputation of the Employer or the Employee’s ability to perform the duties required under this Agreement (other than any moving violation or traffic-related misdemeanor); (ii) initiation of suspension or removal proceedings against the Employee by federal or state regulatory authorities acting under lawful authority pursuant to provisions of federal or state law or regulation which may be in effect from time to time; (iii) Employee knowingly violates federal or state banking laws or regulations; or (iv) Employee refuses to perform a duly authorized directive of the Boards.

12.2 By Employee, with or without Good Reason. For purposes of this Agreement, “Good Reason” shall mean, without the written consent of Employee, (i) a material diminution in Employee’s authority, duties, or responsibilities, or reporting requirements with Employer, as in effect on the effective date of this Agreement, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by Employer promptly after receipt of notice thereof given by Employee; (ii) a material reduction (which for purposes of this Agreement shall be deemed to be 5% or more) in Employee’s Base Salary as provided in this Agreement as the same may be increased from time to time, unless a similar reduction is made in salary of all members of Senior Management; (iii) a material breach of this Agreement by Employer, or (iv) Employer’s failure to renew the term of this Agreement pursuant to Section 2 without Employee’s written consent.

Notwithstanding the foregoing, in the event that a Change in Control occurs, “Good Reason” shall mean, without the written consent of Employee, (i) any diminution in Employee’s authority, duties, or responsibilities, or reporting requirements with Employer, as in effect on the effective date of this Agreement, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by Employer promptly after receipt of notice thereof given by Employee; (ii) any reduction in Employee’s Base Salary as provided in this Agreement as the same may be increased from time to time; (iii) a material breach of this Agreement by Employer, or (iv) Employer’s failure to renew the term of this Agreement pursuant to Section 2 without Employee’s written consent.

Good Reason shall not include Employee’s death or Disability. Employee must notify Employer of the existence of an event giving rise to Good Reason within 90 days following the initial existence of the condition. Employer shall have an opportunity to cure any claimed event of Good Reason within 30 days of notice from Employee, and the Board’s good faith determination of cure shall be binding. Employer shall notify Employee of the timely cure of any claimed event of Good Reason and the manner in which such cure was effected, and any notice of termination delivered by Employee based on such claimed Good Reason shall be deemed withdrawn and shall not be effective to terminate the Agreement. Any termination by the Employee for Good Reason must occur during the six-month period following the initial existence of the condition giving rise to Good Reason. If such a termination occurs outside of such six month period, it shall not be deemed to constitute a termination for Good Reason. Any termination for Good Reason due to Employer’s failure to renew the term of this Agreement pursuant to Section 2 without Employee’s written consent shall be deemed to have occurred “during the term of this Agreement.”

12.3 By reason of Employee’s death or Disability. For purposes of this Agreement, “Disability” shall have the same meaning as provided in the long-term disability plan or policy maintained by Employer and covering Employee. If no such long-term disability plan or policy is maintained, “Disability” shall mean the inability of Employee, as determined by the Board or a committee thereof, to perform the essential functions of his regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for an aggregate of 180 days in a six-month period.

12.4 Provided Employee is not entitled to severance due to a separation from service following a Change in Control as set forth in Section 14 of this Agreement, if Employee incurs a separation from service during the term of this Agreement either (i) by Employer for any reason other than for Cause (excluding a termination by reason of Employee’s death or Disability) or (ii) by Employee for Good Reason, and provided Employee signs and delivers to Employer the Employer’s standard release of claims (the “Release”) within thirty (30) days following the date of termination (the “Release Period”) and allows any revocation period required by law or applicable regulation (the “Revocation Period”) to expire without revoking or causing his Release to be revoked, and provided further that Employee has not breached any of the covenants contained in Sections 7 through 9 and Section 15 herein, then Employer shall pay to Employee as Employee’s sole remedy hereunder a lump sum severance payment equal to two times the sum of (a) Employee’s then-current Base Salary plus (b) Employee’s average annual cash incentive earned over the five years prior to the year in which the termination occurs. Subject to Section 16 hereof, such payment shall be made within sixty (60) days following the date of Employee’s separation from service. The actual payment date during such sixty-day period shall be determined in the sole discretion of the Company.

12.5 If Employee incurs a separation from service either by the Employer for Cause or by Employee without Good Reason, Employee shall receive no further compensation or benefits, other than the sum of Employee’s accrued Base Salary plus Employee Benefits through the date of termination and other compensation as accrued through the date of such termination, which shall be paid to Employee within 30 days following the date of his separation from service.

12.6 If Employee incurs a separation from service by reason of his death or Disability, this Agreement shall terminate without further obligations to Employee or his estate, beneficiaries or legal representatives under this Agreement, other than the sum of Employee’s accrued Base Salary plus Employee Benefits through the date of termination and other compensation as earned and accrued through the date of such termination, which shall be paid to Employee within 30 days following the date of his separation from service.

13. Notice. All notice provided for herein shall be in writing and shall be deemed to be given when delivered in person or deposited in the United States Mail, registered or certified, return receipt requested, with proper postage prepaid and addressed as follows:

Employer:	Security Bank Corporation
Attention: Alford C. Bridges
4719 Forsyth Road
P. O. Box 4748
Macon, Georgia 31208

Employee:	Richard A. Collinsworth
159 Country Club Road
Macon, GA 31210

14. Change in Control. None of the benefits provided in this Section 14 of this Agreement shall be payable to Employee unless during the term of this Agreement, there has been a Change in Control of the Employer, as defined in Section 14.1 below. Upon such a Change in Control of the Employer during the term of this Agreement, all of the provisions hereof shall become operative immediately.

14.1 Definitions.

14.1.1 “Change in Control” shall mean either

(i) the acquisition, directly or indirectly, by any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) within any twelve (12) month period of securities of Employer representing an aggregate of twenty-five percent (25%) or more of the combined voting power of Employer’s then outstanding securities; or

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, cease for any reason to constitute at least a majority thereof, unless the election of each new director was approved in advance by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period; or

(iii) consummation of (a) a merger, consolidation or other business combination of Employer with any other “person” (as such term is used in Sections 13(d)

and 14(d) of the Securities Exchange Act of 1934, as amended) or affiliate thereof, other than a merger, consolidation or business combination which would result in the outstanding common stock of Employer immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into common stock of the surviving entity or a parent or affiliate thereof) at least sixty percent (60%) of the outstanding common stock of Employer or such surviving entity or parent or affiliate thereof outstanding immediately after such merger, consolidation or business combination, or (b) a plan of complete liquidation of Employer or an agreement for the sale or disposition by Employer of all or substantially all of Employer’s assets; or

(iv) the occurrence of any other event or circumstance which is not covered by (i) through (iii) above which the Board determines affects control of Employer and, in order to implement the purposes of this Agreement as set forth above, adopts a resolution that such event or circumstance constitutes a Change in Control for the purposes of this Agreement.

14.1.2 “Code” shall mean the Internal Revenue Code of 1986, as amended.

14.2 Benefits upon Termination Following a Change in Control.

14.2.1 Termination. The Employee shall be entitled to, and Employer shall pay or provide to the Employee, the benefits described in Section 14.2.2 below if (a) a Change in Control occurs during the term of this Agreement, and (b) the Employee incurs a separation from service within three (3) years following the Change in Control either (i) by Employer other than for Cause (excluding a termination by reason of the Employee’s death or Disability) or (ii) by the Employee for Good Reason; provided, however, that if:

(a) during the term of this Agreement there is a public announcement of a proposal for a transaction that, if consummated, would constitute a Change in Control or the Board receives and decides to explore an expression of interest with respect to a transaction which, if consummated, would lead to a Change in Control (either transaction being referred to herein as the “Proposed Transaction”);

(b) Employee thereafter incurs a separation from service by Employer other than for Cause (excluding a termination by reason of Employee’s death or Disability); and

(c) the Proposed Transaction is consummated within one (1) year after the date of Employee’s separation from service, then, for the purposes of this Agreement, a Change in Control shall be deemed to have occurred during the term of this Agreement and Employee’s separation from service shall be deemed to have occurred within three (3) years following a Change in Control.

14.2.2 Benefits to be Provided. If the Employee becomes eligible for benefits under Section 14.2.1 above, and provided Employee signs and delivers to Employer the Release within the Release Period and allows any Revocation Period to expire without revoking or causing his Release to be revoked, and provided further that Employee has not breached any of the covenants contained in Sections 7 through 9 and Section 15 herein, Employer shall pay or provide to the Employee the benefits set forth in this Section 14.2.2.

(a) Cash Severance Payment. The Employee shall be paid a cash severance amount equal to the product of 2.99 times the Employee’s “base amount” as defined in Section 280G (b)(3) of the Code and regulations promulgated thereunder (the “Cash Severance Payment”). Subject to Section 16 hereof, the Cash Severance Payment shall be paid in a single lump sum payment within sixty (60) days following the date of Employee’s separation from service. The actual payment date during such 60-day period shall be determined in the sole discretion of the Company.

(b) Health Insurance Coverage. For a period of eighteen (18) months after the date of Employee’s separation from service, Employee shall have the right to elect continuation of health care coverage under Employer’s group health plan in accordance with “COBRA,” and Employer shall pay all premiums for such COBRA coverage for Employee and his or her covered dependents during such period. The obligation of Employer to pay the cost for such COBRA coverage shall terminate upon Employee’s obtaining other employment to the extent that such health care coverage is provided by the new employer. In addition, in the event that Employee elects to receive the COBRA coverage and, as of the end of the 18th month following the date of Employee’s separation from service, Employee has not obtained other employment in connection with which health care coverage is provided by the new employer, then within 30 days following the end of such 18th month, Employer shall pay to Employee a cash amount equal to the cost of such previous 18 months’ coverage.

(c) Employee Retirement Plans. To the extent permitted by the applicable plan, the Employee will be fully vested in all employee retirement plans maintained by Employer in effect as of the date of his separation from service. In addition, Employer shall pay to Employee and, if applicable, his beneficiary, a cash payment equal to the Present Value on the date of separation from service of the excess of (i) the benefit Employee would have been paid under each such plan if he had been fully vested and had continued to be covered for an 18-month period following the date of his separation from service, as if Employee solely had earned the compensation described under Section 14.2.2(a) above during such period and had made contributions sufficient to earn the maximum matching contribution, if any, under each such plan (less any amounts he would have been required to contribute), over (ii) the benefit actually payable to or on behalf of the Employee under each such plan. For purposes of determining the benefit under (i) in the preceding sentence, contributions deemed to be made under a defined contribution plan will be deemed to be invested in the same manner as Employee’s account under such plan at the time of termination of employment. Subject to Section 16 hereof, Employer shall pay such supplemental benefits (if any) in a lump sum at the same time as the Cash Severance Payment under Section 14.2.2(a). Employee’s benefits under the Supplemental Executive Retirement Agreement by and between Employee, Employer, and Security Bank of Bibb County (the “SERP”) shall not be affected by this Section 14.2.2(c).

(d) Equity Awards. All of Employee’s outstanding stock options and any other equity awards in the nature of appreciation rights shall become fully vested and exercisable as of the date of the Change in Control, and all time-based or performance-based vesting restrictions on Employee’s outstanding restricted stock, restricted stock units and other equity awards shall lapse as of the date of the Change in Control.

14.2.3 Effect of Lump Sum Payment. The lump sum payment under Section 14.2.2(a) above shall not alter the amounts the Employee is entitled to receive under the benefit plans described in Section 14.2.2(c) above. Benefits under such plans shall be determined as if the Employee had remained employed and received such Cash Severance Payments over a period of eighteen (18) months.

14.2.4 Mandatory Reduction of Payments in Certain Events. Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by Employer to or for the benefit of Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Code, then, prior to the making of any Payment to Employee, a calculation shall be made comparing (i) the net benefit to Employee of the Payment after payment of the Excise Tax, to (ii) the net benefit to Employee if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). In that event, Employee shall direct which Payments are to be modified or reduced. The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to in clauses (i) and (ii) of the foregoing sentence shall be made by an independent accounting firm selected by Employer and reasonably acceptable to the Employee, at the Employer’s expense (the “Accounting Firm”) which shall provide detailed supporting calculations. Any determination by the Accounting Firm shall be binding upon Employer and Employee. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Payments which Employee was entitled to, but did not receive pursuant to this Section 14.2.4, could have been made without the imposition of the Excise Tax (“Underpayment”). In such event, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Employer to or for the benefit of Employee, but in no event later than the end of the year following the year in which Employee remits the Excise Tax. In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 14.2.4 shall be of no further force or effect.

14.2.5 Obligation to Fund. In the event a Change in Control occurs, the performance of Employer’s obligations under this Section 14.2 will be secured by amounts deposited or to be deposited in a trust, an escrow account, or a separate account, as determined by the Compensation Committee of the Board in its reasonable judgment. Any failure by Employer to satisfy any of its obligations under this Section 14.2.5 will not limit the rights of Employee hereunder. Subject to the foregoing, Employee will have the status of a general unsecured creditor of Employer and will have no right to, or security interest in, any assets of Employer.

15. Covenant Not to Compete and Not to Solicit.

15.1 For purposes of this Section 15, Employer and Employee conduct the following business in the following geographic areas:

15.1.1 Employer engages in the banking business; originates, closes and sells loans; receives deposits and otherwise engages in the business of banking that will continue (“Business of Employer”).

15.1.2 After the date of this Agreement, Employer will actively conduct Business of Employer in the geographic areas of Georgia from its main office to be located at 4719 Forsyth Road, Macon, Georgia 31210 (the “Main Office”), and at various branch locations throughout the State of Georgia (“Branches”).

15.1.3 Employee has established business relationships and performs the duties described in Section 1 of this Agreement in the geographic area covered by a circle having a radius of fifty (50) miles from the Main Office, and will work primarily in such area while in the employ of Employer.

15.2 Employee covenants and agrees that for a period of twelve (12) months after the termination of his employment with Employer for any reason Employee shall not, directly or indirectly, as officer, employee, director, principal, agent, trustee, consultant or through the agency of any corporation, partnership, association, trust or other entity or person, on Employee’s own behalf or for others, provide the duties performed by Employee while employed by the Employer in the capacity described in Section 1 of this Agreement for any entity or person conducting the Business of Employer within the geographic area covered by a circle having a radius of fifty (50) miles from the Main Office.

15.3 Employee agrees that both during the term of this Agreement and for a period of twelve (12) months after the termination of his employment with Employer for any reason Employee will not enter into, and will not participate in, any plan or arrangement to cause any employee of Employer to terminate his or her employment with Employer. Employee further agrees that for a period of at least eighteen (18) months after the termination of employment by any employee of Employer, Employee will not hire such employee in connection with any business initiated by Employee or any other person, firm or corporation. Employee further agrees that information as to the capabilities of Employer’s employees, their salaries and benefits, and any other terms of their employment is Confidential Information and proprietary to Employer.

15.4 Employee agrees that both during the term of this Agreement and for a period of twelve (12) months after termination of his employment with Employer for any reason Employee will not solicit any customers of Employer with whom Employee had material contact during his employment with Employer for the purpose of marketing the same type loans and other services rendered to the customer by Employee while employed by Employer.

15.5 The covenants contained in this Section 15 shall be construed as agreements severable from and independent of each other and of any other provision of this Agreement between the parties hereto. The existence of any claim or cause of action by Employee against Employer, whether predicated upon this or any other contract or agreement, shall not constitute a defense to the enforcement by Employer of said covenants.

16. Code Section 409A.

16.1 Notwithstanding anything in this Agreement, if any amount or benefit designated as “subject to Section 16 hereof” would be payable or distributable under this Agreement by reason of the Employee’s separation from service during a period in which the Employee is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment under Treas. Reg. Section 1.409A-3(j)(4):

(i) if the payment or distribution is payable in a lump sum, the Employee’s right to receive payment or distribution of such non-exempt deferred compensation will be delayed until earlier of the Employee’s death or the first day of the seventh month following the Employee’s separation from service; and

(ii) if the payment or distribution is payable over time, the amount of such non-exempt deferred compensation that would otherwise be payable during the six-month period immediately following the Employee’s separation from service will be accumulated and the Employee’s right to receive payment or distribution of such accumulated amount will be delayed until the earlier of the Employee’s death or the first day of the seventh month following the Employee’s separation from service, whereupon the accumulated amount will be paid or distributed to the Employee and the normal payment or distribution schedule for any remaining payments or distributions will resume.

16.2 For purposes of this Agreement, a termination shall be deemed to occur only upon Employee’s separation from service, and the term “separation from service” shall have the same meaning as set forth in Code Section 409A and the final regulations thereunder.

16.3 For purposes of this Plan, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder, provided, however, that, as permitted in such final regulations, the Employer’s Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Board, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Employer, including this Agreement.

17. Miscellaneous.

17.1 This Agreement constitutes and expresses the whole agreement of the parties in reference to the employment of Employee by Employer, and there are no representations, inducements, promises, agreements, arrangements, or undertakings oral or written, between the parties other than those set forth herein. This Agreement is not intended to enlarge or diminish Employee’s benefits or the obligations of Employer or Security Bank of Bibb County under the SERP.

17.2 This Agreement shall be governed by the laws of the State of Georgia.

17.3 Should any clause or any other provision of this Agreement be determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any clause or provision of this Agreement, all of which shall remain in full force and effect.

17.4 Time is of the essence in this Agreement.

17.5 This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns. This Agreement shall not be assignable by any other parties hereto without the prior written consent of the other parties.

17.6 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute but a single instrument.

[signatures appear on following page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

Employee:

/s/ Richard A. Collinsworth
Richard A. Collinsworth

Employer:

SECURITY BANK CORPORATION

By:	/s/ Alford C. Bridges
Alford C. Bridges
Chairman of the Board

EXHIBIT “A”

EMPLOYEE BENEFITS

1.	Stock Option Plan - Employee shall be eligible to participate in all long term equity award programs available to other executives or officers of Security Bank Corporation, such participation to be in the same form, under the same terms, and to the same extent that such programs are made available to other such executives or officers. Nothing in this Employment Agreement shall be deemed to require the award of such equity compensation to Employee.

2.	Incentive Bonus Plan - Employee shall be eligible to participate in all annual incentive programs available to other executives or officers of Security Bank Corporation, such participation to be in the same form, under the same terms, and to the same extent that such programs are made available to other such executives or officers. Nothing in this Employment Agreement shall be deemed to require the payment of bonuses, awards, or incentive compensation to Employee if such payment would not otherwise be required under the terms of Security Bank Corporation’s incentive compensation programs.

3.	Country Club monthly dues and assessments, payable within 30 days after Employer’s receipt of related invoices or Employee’s written requests for payment, as the case may be, accompanied by such evidence of expenses incurred as Employer may reasonably require, but in no event later than December 31 of the year following the year in which the expense was incurred. The amount payable or reimbursable for any one year shall not affect the amount payable or reimbursable in any other year, and Employee’s right to such payment or reimbursement shall not be subject to liquidation or exchange for another benefit.

4.	Company Vehicle/Automobile allowance of $1,000 per month, payable on a monthly basis

5.	Directors fees for subsidiary banks

6.	[Other]